TERNIUM S.A. Société anonyme holding Registered office: 29, Avenue de la Porte-Neuve L-2227 Luxembourg R.C.S. Luxembourg B 98 668 www.ternium.com

January 30, 2015

Mr. Terence O’Brien,

Accounting Branch Chief,

Division of Corporation Finance,

Securities and Exchange Commission,

100 F Street, N.E.,

Washington, D.C. 20549-4631.

Re:	Ternium S.A. File No. 1-32734
December 31, 2013 Form 20-F filed April 30, 2014
Response dated December 17, 2014

Dear Mr. O’ Brien:

Set out below are the responses of Ternium S.A. (“Ternium” or the “Company”), to the comment of the Staff of the United States Securities and Exchange Commission (the “Staff”) set forth in its letter dated January 13, 2015, to Mr. Pablo Brizzio, the Company’s Chief Financial Officer (the “Comment Letter”). The responses below are keyed to the headings indicated in the Staff’s comments and are designated with the letter “R” below the comment number. The comments themselves are set forth in boldface type.

1.	Value in use differs from fair value in that value in use considers the inclusion of owner specific synergies and economies of scale that will not be passed on when an asset is sold externally. With reference to the guidance in IAS 36 paragraph 53A, please identify and quantify differences, if any, between the value transacted on October 2, 2014 and your value in use.

R:	In response to the Staff’s comment, the Company confirms to the Staff that, in assessing the recoverable amount of its investment in Usiminas at September 30, 2014, it calculated its value in use without considering any owner specific synergies or economies of scale.

The Company believes the price of BRL12 per share that Ternium agreed to pay to Caixa de Previdência dos Funcionários do Banco do Brasil (“PREVI”) for 51.4 million ordinary shares of Usiminas was lower than the intrinsic value of such shares at that time. Ternium and PREVI’s different views regarding the price Ternium was willing to pay for, and PREVI was willing to sell at, Usiminas’ shares, could be attributable to the very significant differences that exist in each company’s approach towards an investment in Usiminas, and not necessarily to the factors mentioned on IAS 36 paragraph 53A.

As a member of Usiminas’ control group, Ternium’s value in use calculation considers the long-term potential and prospects of Usiminas, which, even though declining since Ternium made its initial investment in January 2012, continue to result in a value significantly higher than BRL12 per share.

By contrast, PREVI is a pension fund manager and, as such, a financial investor. While Ternium is not in a position to confirm PREVI’s drivers or considerations in connection with the sale of the shares, the Company notes that PREVI’s press release announcing the sale of its stake to Ternium (a copy of which, together with a free translation into English, is attached as Annex I for the Staff’s convenience) shows that PREVI’s approach to valuation is significantly different to Ternium’s.

2.	Provide us with any contemporaneous documentation (e.g., board presentations) that supports how management and the board arrived at and approved the final price.

R:	In response to the Staff’s request, the Company has submitted under separate cover a copy of the presentation provided by management to the Company’s board of directors on September 26, 2014.

3.	As noted in paragraph 33(a) of IAS 36, greater weight shall be given to external evidence when measuring value in use. In this regard, tell us how you complied with that requirement by having considered the October 2, 2014 transaction price. We continue to have concerns, especially in light of this recent market transaction, that the carrying value of the Usiminas investment is recoverable.

R:	The Company advises the Staff that it believes to have complied with paragraph 33(a) of IAS 36 when measuring value in use. The Company also confirms that it used adequate external evidence to support the assumptions it made for the main drivers of its Usiminas value in use calculation, including iron ore and steel prices, foreign exchange and interest rates, Brazilian GDP and steel consumption in the Brazilian market. In this respect, we refer to the data and materials provided, as well as comments made, in our September 12, 2014 and December 17, 2014 response letters.

As indicated in our response to comment 1 in the Comment Letter, Ternium believes the October 2, 2014 transaction price does not reflect the value of Usiminas shares considering the long-term potential and prospects of this company; rather, it is lower than such value.

4.	Please confirm to us whether PREVI was represented on Usiminas’ board of directors. In this regard, it appears from Usiminas’ website that one board member, Aloísio Macário Ferreira de Sousa, is also a board member of PREVI.

R:	The Company confirms to the Staff that at the time Ternium entered into its share purchase transaction with PREVI, PREVI was represented on Usiminas’ board of directors by Mr. Wanderley Rezende de Souza. Mr. Rezende (as well as his alternate, Mr. Hudson de Azevedo) were elected at the 2014 shareholders meeting by PREVI through cumulative voting. Both Mr. Rezende and Mr. Azevedo resigned from the Usiminas board of directors concurrently with the closing of the PREVI transaction.

The Company advises that Mr. Aloísio Macário Ferreira de Sousa had been appointed by PREVI to the Usiminas board of directors at the 2012 and 2013 shareholders meetings; however, as indicated above, at the 2014 shareholders meeting PREVI used its votes to elect other candidates. Mr. Macário was nonetheless elected at the 2014 shareholders meeting as an alternate director, this time with the votes of other minority shareholders.

According to PREVI’s website (http://www.previ.com.br/a-previ/estrutura-organizacional/), none of Messrs. Rezende, Azevedo or Macário is a member of any of PREVI’s governing bodies.

* * * *

The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in its filings. In addition, the Company acknowledges that the Staff’s comments or changes to the Company’s disclosure in response to the Staff’s comments do not foreclose the Commission from taking any action with respect to the Company’s filings and that the Company may not assert the Staff’s comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions relating to this letter, please feel free to call Robert S. Risoleo of Sullivan & Cromwell LLP at (202) 956-7510. He may also be reached by facsimile at (202) 956-6974 and by e-mail at risoleor@sullcrom.com.

Very truly yours,

/s/ Pablo Brizzio
Pablo Brizzio Chief Financial Officer

cc:	Al Pavot

(Securities and Exchange Commission)

Mervyn Martins

(PricewaterhouseCoopers)

Cristian J. P. Mitrani

(Mitrani, Caballero, Ojam & Ruiz Moreno)

Robert S. Risoleo

(Sullivan & Cromwell LLP)

Annex I

PREVI PRESS RELEASE

02/10/2014

PREVI vende participação na Usiminas

Desinvestimento do Plano 1 no ativo segue os preceitos de busca por liquidez, devido à maturidade do plano, aliada à boa oportunidade de negócio.

A PREVI e o grupo ítalo-argentino Techint-Ternium assinaram hoje, 2/10, contrato de compra e venda da participação acionária da Entidade na siderúrgica Usiminas, empresa na qual a PREVI é acionista desde 1991. O valor da transação é de R$ 616,7 milhões pela participação de 5,07% no capital total da Companhia, o que gerou para o Plano 1 da PREVI um ganho de 82% sobre o valor das ações da empresa negociadas em Bolsa.

Vislumbrando um cenário menos promissor para a indústria siderúrgica, a alienação da participação na Usiminas vinha sendo discutida com a Techint-Ternium desde janeiro desse ano. O negócio foi fechado em função de uma oferta financeira amplamente vantajosa para a PREVI. Considerando os valores de compra e venda da Companhia, bem como os dividendos recebidos pela PREVI ao longo dos anos, todos atualizados pelo atuarial e pela Selic, o ativo apresentou uma rentabilidade superior à meta atuarial do período.

Desinvestimentos como esse da PREVI na Usiminas são um bom exemplo de como os recursos do Plano 1 vem sendo administrados. A Entidade está constantemente estudando oportunidades no mercado, tanto para investimentos como para desinvestimentos. Quando uma oferta favorável no aspecto financeiro une-se à crescente necessidade de aumento da liquidez para pagamento dos benefícios atuais e futuros dos participantes do Plano 1, por ser um plano maduro e que paga R$ 9 bilhões em benefícios por ano, a PREVI avalia tecnicamente e, caso se configure de fato em um bom negócio, pode vir a concretizar a transação. Esse é um movimento que, ao longo das próximas décadas, deverá se tornar cada vez mais comum na carteira de participações do Plano 1.

[Free translation]

10/02/2014

PREVI sells its interest in Usiminas

This divestiture in Plan 1 is consistent with a search for liquidity, due to the plan’s maturity, together with a favorable business opportunity.

Today, PREVI and the Italian-Argentine group Techint-Ternium entered into a sale and purchase agreement for PREVI’s interest in Usiminas, a company in which PREVI has been a shareholder since 1991. The transaction amount was R$616.7 million for 5.07% of Usiminas’ total share capital, which resulted for Plan 1 in profits of 82% over the trading price of the shares in the Stock Exchange.

Foreseeing a less promising future for the steel industry, the sale of this interest in Usiminas has been under discussion with Techint-Ternium since January 2014. The deal was reached upon receiving an offer significantly favorable to PREVI. Considering the shares’ purchase and sale prices, as well as the dividends received by PREVI over the years, as updated by actuarial review and by Selic, the profitability of this asset was higher to the actuarial goal for the period.

Divestitures by PREVI as this one in Usiminas are a good example on how the assets of Plan 1 are being managed. PREVI is constantly analyzing opportunities in the market, both for investments and for divestitures. When the growing need for increased liquidity for the payment of the current and future benefits to Plan 1’s participants, as Plan 1 is a mature plan that pays R$9 billion per year in benefits, meets a financially favorable offer, PREVI technically analyzes such opportunity and, in case that it represents a good deal for PREVI, it pursues the transaction. This is a strategy that, over the coming decades, will become more and more frequent in Plan 1’s portfolio.

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